                                                   ----------------------------
                                                   OMB Number:      3235-0145
                                                   Expires:  October 31, 2002
                                                   Estimated average burden
                                                   hours per response.... 14.90
                                                   ----------------------------


                           UNITED STATES OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                       INTERNATIONAL TOTAL SERVICES, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    460499106
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Robert P. Pinkas
                      Brantley Venture Management IV, L.P.
                          Brantley Capital Corporation
                         20600 Chagrin Blvd., Suite 1150
                              Cleveland, Ohio 44122
                                 (216) 283-4800

-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 12, 2001
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common shares, ("Common Stock"), of International Total Services, Inc., an Ohio corporation (the "Issuer"), the principal executive offices of which are located at Crown Centre, 5005 Rockside Road, Independence, Ohio 44131.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by Brantley Partners IV, L.P. (the "Partnership") and Brantley Capital Corporation ("Capital"). The principal business offices of the Partnership and Capital are located at 20600 Chagrin Blvd., Suite 1150, Cleveland, Ohio 44122.

         Capital is a closed-end, non-diversified investment company incorporated on August 1, 1996 under the General Corporation Law of the State of Maryland, that has elected to be treated as a "business development company" under the Investment Company Act of 1940, as amended. Capital invests primarily in the equity securities (for example, common stock, preferred stock, convertible preferred stock, or options, warrants or rights to acquire stock) and equity-linked debt securities (for example, convertible debt or indebtedness accompanied by warrants, options or rights to acquire stock) of private companies. Capital also invests a portion of its assets in small-cap public companies. The Partnership is primarily engaged in a similar investment activities.

         During the last five years, neither the Partnership nor Capital, nor to the best of their respective knowledge, any director, executive officer or any principal equity holder of the Partnership or Capital, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         All shares reported as beneficially owned herein were acquired with working capital of the respective beneficial owner. The Partnership purchased the shares it has reported as beneficially owned for an aggregate purchase price of $205,228.19. Capital purchased the shares it has reported as beneficially owned for an aggregate purchase price of $68,409.40.

ITEM 4.  PURPOSE OF TRANSACTION

         The Partnership and Capital entered into a letter of intent with the Issuer on February 7, 2001 (the "Letter of Intent"). The Letter of Intent was filed as an exhibit to Amendment No. 1 to Schedule 13D. By letter to the Issuer dated March 12, 2001, the Partnership and Capital terminated the Letter of Intent pursuant to Section 9(b) thereof.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The Partnership owns and exercises sole voting and dispositive authority with respect to 312,750 shares of Common Stock, 271,500 of which were acquired at $0.641187 per share on November 5, 1999 and 41,250 of which were acquired at $0.755 per share on November 12, 1999.

         Capital owns and exercises sole voting and dispositive authority with respect to 104,250 shares of Common Stock, 90,500 of which were at $0.641187 per share acquired on November 5, 1999 and 13,750 of which were acquired at $0.755 per share on November 12, 1999.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Neither the Partnership, nor Capital has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.


Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2001           BRANTLEY VENTURE MANAGEMENT IV, L.P.,
                                as general partner of Brantley Partners IV, L.P.


                                By: /s/ Robert P. Pinkas
                                   ---------------------------------------------
                                Name: Robert P. Pinkas
                                Title: General Partner

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2001           BRANTLEY CAPITAL CORPORATION


                                By: /s/ Robert P. Pinkas
                                   ---------------------------------------------
                                Name: Robert P. Pinkas
                                Title: Chairman and Chief Executive Officer